SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

        2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA,

                                United Kingdom

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                   (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F____           Form 40-F   X
                                          ---

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes______      No       X
                              ---

      (If "Yes" is marked,  indicate below the file number assigned
to   the   registrant   in   connection    with   Rule   12g3-2(b):
82-____________.

      This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 37 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                       (Registrant)

Date:  29 November 2004

                                       By:   /s/ Elliot Hill
                                            --------------------
                                            Name:   Elliot Hill
                                            Title:  Acting Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                           Page
----------------------                                           ----

10.1  Supplemental Information for Third Quarter 2004             4

                                                                  Exhibit 10.1


CP SHIPS                                  REGIONAL FOCUS o GLOBAL SCALE


SUPPLEMENTAL INFORMATION FOR THIRD QUARTER 2004 (dated 15th November 2004)

(Definitions of non-GAAP terms are listed at the end of this report. All dollar amounts are in US$ unless otherwise noted.)

Third quarter summary
---------------------
Unaudited operating income for third quarter 2004 was $41 million, up from restated $38 million operating income in third quarter 2003. Net income available to common shareholders was $31 million compared to restated $27 million in the same period 2003. Basic earnings per share was $0.34 compared with restated $0.30 in third quarter 2003.

Volume was a quarterly record of 578,000 teu. Average freight rates(A) increased 7% from third quarter last year and 6% from second quarter 2004. Revenue at $966 million was a record; up 18% on restated third quarter 2003.

EBITDA(B) was $72 million, compared to restated $67 million in third quarter 2003. Free cash flow (C) was $95 million for third quarter 2004 and $130 million for January through September 2004.

First Nine Months 2004
----------------------
Operating income for January through September 2004 was $78 million, compared to restated $66 million before exceptional charges in the same period last year. Stronger volume up 5% and higher freight rates up 7% were substantially offset by higher costs.

Net income available to common shareholders was $37 million, compared to restated $25 million. Basic earnings per share was $0.41, compared with restated basic earnings per share of $0.39 before exceptional charges in the same period last year.

THIRD QUARTER COMMENTARY
------------------------
Revenue
-------
Volume of 578,000 teu was another quarterly record and was up 4% from third quarter last year, driven by growth in the TransAtlantic and Asia. Revenue per teu(D), including inlands, increased by 13% from $1,471 per teu to $1,669 per teu. Average freight rates increased 7% from third quarter last year and 6% from second quarter 2004. Revenue was also a quarterly record at $966 million and increased by 18% from restated $816 million in the third quarter last year.



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

Expenses
--------
Total expenses at $925 million were 19% higher than restated $778 million in the same period last year. Total container shipping expenses were up 25% to $789 million from restated $630 million, due partly to volume growth, but mostly to higher operating costs. General and administrative costs, at $101 million, were down 11% or $12 million from $113 million last year, partly due to lower profit based bonus for 2004.

Cost per teu(E) increased by 13% in third quarter 2004, compared to the same period in 2003. Inland transport and empty positioning represented two-thirds of the increase. Within fixed costs, charter costs were up $15 million and fuel expenses up $4 million due to higher prices.

During the quarter, the weaker US$ continued to have an adverse impact on operating costs, about $19 million before hedging compared to third quarter 2003, the effect partly offset by an $8 million positive impact on revenue. The impact of hedging a substantial proportion of our exposure to the Euro, Canadian $ and GB Pound was nil in third quarter 2004, compared to a $5 million gain in the same period last year. In addition, there was an exchange loss of $4 million, the same as restated third quarter 2003, from foreign currency receivables and payables settled in the quarter and the translation of the quarter end balance sheet foreign currency denominated assets and liabilities.

The adverse impact of charter renewals on 2004 operating income is estimated at $38 million for 24 ships. This is in addition to the estimated incremental cost of $17 million in 2004 for 26 charter renewals last year. Renewals have now been concluded for all ships for which charters expire in 2004. The average length of outstanding charter commitments at 30th September was 11 months, up from six months at 30th September 2003. The estimated incremental cost of the 2004 renewals on 2005 operating income is $16 million. There will be a further impact of renewals anticipated for 18 ships in 2005, estimated at $29 million.

The 2004 cost reduction program is now expected to deliver $65 million of annualized savings, up from the $50 million announced in August. Of this, 40% relates to ship networks, 35% to operational, including containers, terminal and inland logistics, and 25% to organizational efficiencies. We expect about $40 million to contribute to 2004 results, thereby partly offsetting the impact of higher costs, with more than two-thirds of this in the second half.

Congestion
----------
Rail congestion in Western Canada eased during the third quarter with reduced impact on operations. However, congestion at marine terminals and shortages of rail and truck capacity across North America and Europe continue to affect operational performance and increase costs.

Service Developments
--------------------
As previously announced, we started two new fortnightly services in July; one with three chartered ships between the Gulf of Mexico and Brazil and the other with two chartered ships between Asia and Australasia. Both are performing to expectations. In the Asia-Americas trade lane, we also broadened our existing services through new slot exchange agreements. With five weekly services, we now have improved port coverage and sailing frequency, with



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

no increase in overall operating capacity in the Asia-Americas. In addition, we further restructured the Europe-India service in August, improving cost efficiencies without reducing service.

Capital Expenditure
-------------------
During the quarter, we ordered 3,000 new 40-ft temperature controlled containers. This investment helps meet our objectives for growth in this higher margin market and also replaces older and more expensive leased containers. It complements our $800 million ship replacement program completed in mid-2003 under which some of the new ships were built to accommodate a high percentage of temperature controlled containers. Delivery of the containers, which has already started, is expected to be completed by the end of first quarter 2005. Subsequent to the end of the quarter, we arranged a $46 million capital lease funded by two existing lenders to finance 100% of this investment.

Security Update
---------------
On 1st July 2004, the United Nations International Ship and Port Security Code ("ISPS") came into effect. It established a framework for enhancing port and vessel security on a consistent basis worldwide. CP Ships' owned and chartered ships and its Montreal Gateway Terminals operations are in compliance with the code. Since the enactment of ISPS, we have been reviewing relationships with the other ports we use and with our vessel-sharing partners in order to achieve ISPS compliance throughout our supply chain. About 95% of our volume now moves through ports that are ISPS compliant, up from 90% when the code first came into effect.

We continue to recover additional expenses relating to increased supply chain security through surcharges.

Restatement Update
------------------
A Special Committee of the Board, constituted in August and comprising four independent directors, has been charged with overseeing certain aspects of the restatement of financial results for the first quarter 2004 and the years 2003 and 2002. The committee's mandate includes independently investigating the principal reasons for the restatement and management's response to the causes of the restatement, investigating certain stock trades made by officers of the company in May and June this year, oversight of the defence of class action lawsuits and liaising with regulators.

During the third quarter, steps have been taken to strengthen our internal controls. A senior level task force, reporting to CFO Ian Webber, was established to review financial controls and related business processes and implement improvements. Task force members include senior finance, information systems, business process, commercial and operations executives, many of whom were involved in identifying the issues behind the restatement. The task force has overseen the implementation of immediate corrective actions to improve internal controls, in particular those internal controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. The task force's continuing mandate is to build on these improvements and it is coordinating closely with a separate team whose task is to ensure compliance by the end of 2005 with internal financial reporting controls required under Section 404 of the US Sarbanes-Oxley Act.



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

The task force has also reviewed the finance organizational structure, resulting in a number of improvements, including the addition of new employees at senior and junior levels.

As previously announced in August 2004, a major step in the process of improving internal financial controls has been the implementation of the SAP financial accounting system. Five of CP Ships' seven brands are already operating on SAP, with conversion for the other two planned for first half 2005. One of the two remaining brands to be converted is already operating on an earlier version of SAP. The remaining brand's existing financial accounting system is considered to be more robust than those that have already been replaced.

Chairman Ray Miles, CEO Frank Halliwell and CFO Ian Webber will each have repaid, by the end of this year, a large portion of their 2003 cash bonuses previously received, to reflect the reduced bonus due on the restated profits.

UK Office Consolidation - New Corporate Headquarters
----------------------------------------------------
In August 2004, we completed the consolidation of our main UK offices into one location at Gatwick. It is the new home for CP Ships corporate headquarters, which moved from central London, and also houses European regional management as well as key business functions such as commercial, finance, marine operations and container fleet management.

Ship fleet
----------
The ship fleet was 81 ships on 30th September, up from 78 ships on 30th June 2004, due mainly to the start of new services.

Outlook
-------
We expect improved performance in the fourth quarter, with strong volume and increased freight rates, including modest increases in the TransAtlantic following the October freight rate negotiations. Asia, in particular, is anticipated to show substantial profit improvement over third quarter. We expect recovery in the Latin America trades to continue, leading to stronger results, while Australasia is expected to remain stable. Therefore, despite the weaker than anticipated third quarter, especially in the TransAtlantic, and continuing cost pressures we expect net income for full year 2004 to be similar to last year's $82 million, as originally reported before any restatement.

The outlook for 2005 is positive. Subject to current industry and market conditions continuing, we expect earnings to substantially exceed the result for 2004. This outlook is based upon modest volume growth and freight rate increases in most trade lanes but continuing cost pressures.

Litigation
----------
Six class action lawsuits in the US and two in Canada have been filed against CP Ships. These proceedings are at a preliminary stage, and to date no class has been certified and no consolidated claim has been filed. The proceedings allege claims against CP Ships, certain directors and its officers arising from the restatement of financial



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

results. CP Ships has retained counsel and intends to defend the allegations vigorously.

REVIEW OF OPERATIONS
--------------------
TransAtlantic Market
--------------------
Operating income at $5 million was $8 million lower than restated $13 million in third quarter last year.

Volume was up 7%, with growth mainly in the lower margin export trade from North America to Europe. Average freight rates were flat compared to both third quarter last year and second quarter 2004, while unit operating costs were significantly higher driven mainly by the adverse impact of the weaker US$, increased ship network and other operational costs.

For the first nine months 2004, operating income at $11 million was down from restated $34 million in the same period last year due mainly to increased costs, even though volume was up 5% and average freight rates up 6%.

In September 2004, we announced plans to adjust the Montreal Gateway capacity by replacing three owned 2400 teu ships in one of the three Montreal-North Europe weekly services with three new chartered 1600 teu ice-strengthened ships between February and April 2005. The larger ships will be deployed elsewhere in our network, replacing costly chartered ships. This initiative, which will reduce our overall capacity in the TransAtlantic market by about 7%, is part of a broader review of our TransAtlantic services to tighten supply, reduce costs where possible and improve freight rates, without compromising service integrity and market share.

Australasian Market
-------------------
Operating income at $7 million in third quarter 2004 was the same as third quarter last year. Average freight rates, up 11% from third quarter 2003 but slightly lower than second quarter 2004, were partly offset by reduced volume, which was 8% lower than third quarter last year due mainly to the restructuring of our Trans Tasman services.

Year-to-date operating income at $23 million was $4 million higher than restated $19 million for the same period last year, with higher average freight rates up 14% offset by lower volume and increased operating costs.

Latin American Market
---------------------
Operating income of $12 million was up $8 million from restated $4 million in third quarter last year. Continuing improvement in trade lane conditions led to higher average freight rates, up 26% on third quarter 2003 and 10% up from second quarter 2004.

For the first nine months of 2004, operating income at $18 million was more than double restated $7 million for the same period last year with volume up 3% and average freight rates up 11%.

Asian Market
------------
Operating income of $11 million in third quarter 2004 was up from $8 million in restated third quarter 2003 and breakeven in second quarter 2004. Volume, up 15% compared to third quarter last year, grew in all trade lanes due



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

to continuing strong conditions, the expansion of our services and the easing of congestion in the Vancouver gateway. Average freight rates were 8% higher from third quarter last year and 13% up from second quarter 2004. However operating expenses were higher, due mainly to increased ship network, inland and empty positioning costs.

Year-to-date operating income was $10 million, a $14 million improvement from the 2003 restated $4 million loss in the same period last year. The improvement was due to stronger volume up 15%, higher average freight rates up 5%, withdrawal from Asia-Europe, and better operating performance in the Indian trades, partly offset by higher operational costs.

Other Activities
----------------
Operating income, at $6 million, was flat compared to restated third quarter
2003.

Year-to-date operating income of $16 million was up from restated $10 million in 2003, due to stronger performance of Montreal Gateway Terminals and the North America-South Africa trade, as well as the contribution from the recently acquired ROE Logistics.

Other Consolidated Income Statement Items
-----------------------------------------
Income tax expense was $3 million, compared with $1 million in restated third quarter 2003. For the first nine months of 2004, income tax expense was $6 million, up $2 million from the same period last year, due mainly to increased freight tax charges and lower utilization of tax losses.

Net interest expense for the third quarter 2004 was $7 million, compared to $10 million in the same period 2003, due mainly to the recognition in third quarter 2004 of a $4 million credit on closing out interest rate swap agreements, which did not qualify for hedge accounting under new accounting rules effective 1st January 2004.

Net interest expense for January to September 2004 was $35 million, compared with $27 million. The increase was due mainly to a $4 million non-cash charge to write off unamortized fees and other costs on the replacement of credit facilities during the first quarter 2004 and the accretion in 2004 of $3 million relating to $29 million of the $200 million convertible notes originally recorded as other equity.

LIQUIDITY AND CAPITAL RESOURCES
Free cash flow was $95 million in the third quarter, compared to $25 million in the same period 2003, due to a $38 million improvement in non-cash working capital and reduced investing activity.

For the first nine months, free cash flow was $130 million, compared to a $76 million outflow in the same period 2003, due mainly to reduced investing activity after completion of the ship replacement program and an $84 million improvement in non-cash working capital.



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

Capital expenditure in the third quarter 2004 was $15 million, including $8 million for the delivery of the first 500 of 3,000 new temperature controlled containers. Capital expenditure year to date was $33 million.

Outstanding capital commitments at 30th September 2004 were $46 million, including $37 million for the remaining 2,500 high cube temperature controlled containers, 1,500 of which are expected to be delivered during the fourth quarter and the balance during the first quarter 2005, and $7 million for new equipment at Montreal Gateway Terminals. At 30th September 2004, $8 million of deferred consideration was outstanding for prior acquisitions and is payable over the next three years subject to the achievement of certain financial targets.

As previously reported, in first quarter 2004, we issued $200 million of 4% convertible senior subordinated notes due in 2024. The shelf registration statement was declared effective on 26th April 2004, but subsequently suspended on 11th May 2004 in connection with the restatement announcement on that date. As a result, the interest rate payable on the notes was increased by 0.25% on 25th June 2004 to 4.25% per year, and by a further 0.25% to 4.5% on 23rd September 2004. The base shelf prospectus will be submitted today to our primary regulator for review, and we therefore expect the shelf registration statement to be reactivated within the next few weeks, after which the interest rate payable on the notes will return to 4.0% per year.

Proceeds from the convertible notes issue were used to reduce borrowings under the former revolving credit facilities. Holders of the convertible notes have the option under certain specified conditions (see note 8 to the notes to the interim consolidated financial statements) to convert them into common shares at an initial conversion price of approximately $25.22 per share. Holders have the right to put the notes to CP Ships in exchange for cash at par on 30th June 2009, 30th June 2014 and 30th June 2019. In certain circumstances prior to 30th June 2009, including the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer. CP Ships can call the notes at par at any time after 3rd July 2009. No sinking fund has been established for the redemption of the notes.

The $525 million revolving credit facility arranged during first quarter 2004 replaced two similar facilities for the same aggregate amount and may be used for general corporate purposes including capital expenditure and acquisitions. The credit facility is secured on 25 ships with a net book value at 30th September 2004 of $751 million and is currently priced at LIBOR+1.10% with a commitment fee of 40% of the margin payable on the undrawn portion. The margin increases by 0.15% if the facility is more than 50% drawn. The margin will also change in the event that the corporate credit rating from Standard and Poor's or the senior implied rating from Moody's Investor Services changes. Availability of the facility is linked to the market values of the ships pledged as security, which are revalued annually. The facility, which contains a number of cross default provisions and financial and operational covenants customary for these types of facilities, requires minimum levels of liquidity and tangible net worth and limits incremental debt.

During the third quarter, a $7 million seven-year capital lease was arranged to finance investment in terminal



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

equipment. The lease funds 100% of the investment, is Canadian $ denominated and priced at the lessor's 90 day banker's acceptance rate +1.15%. It commences on delivery of the equipment, which is expected during the second quarter 2005. The lease contains a number of cross default and other terms which are customary for this type of facility.

After the end of the quarter, a $46 million capital lease was arranged to finance the investment in 3,000 temperature controlled containers. The lease funds 100% of the investment and is split into four sub-leases, the first two of which will commence on 31st December 2004 or on delivery of 1,500 units, whichever is earlier, and the second two on the delivery of the remaining 1,500 units or 31st March 2005, whichever is earlier. A commitment fee of 1/24th of the undrawn amount is payable during the delivery period. Each lease is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The leases contain a number of cross default provisions and financial and operational covenants which are similar to those contained in the $525 million revolving credit facility.

During the second and third quarters 2004, the financial covenants contained in the Canmar Venture and Spirit capital leases, and the container sale and leaseback agreement dated November 2000, were conformed with those contained in the $525 million revolving credit facility.

Long-term debt was $537 million at 30th September 2004, down from $651 million at 31st December 2003 due to repayment of borrowings from operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. At 30th September, there were no borrowings outstanding on the $525 million revolving credit facility and there was sufficient collateral available to draw the full $525 million. Cash and cash equivalents were $91 million compared to $75 million at 31st December 2003.

At 30th September 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. We expect to remain in compliance throughout 2004 based on current projections.

Following the announcement of the restatement of the financial results for 2002, 2003 and the first quarter 2004 on 9th August 2004, both Standard and Poor's and Moody's Investor services elected to review their credit ratings. Standard and Poor's completed its review during the quarter, confirmed the corporate rating as BBB- but changed outlook from "stable" to "negative". Moody's Investor Services completed their review after the quarter end and confirmed its senior implied rating as Ba2, but changed outlook from "positive" to "stable". The 10.375% senior notes are rated BB+ by Standard and Poor's and Ba3 by Moody's and the convertible notes BB+ and B1 respectively.

In the event that the corporate rating from Standard and Poor's was to decrease to BB a default, unless remedied, including by prepayment of the facility, would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility.

SHAREHOLDERS' EQUITY
Shareholders' equity increased to $1,338 million at 30th
September 2004 from restated $1,278 million at 31st



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December 2003 from the $29 million classified as other equity under the convertible notes issue, the addition of net income for the first nine months 2004 and increases in contributed surplus for stock-based compensation, offset by cumulative adjustments on foreign currency translation.

At 12th November 2004, there were 90,050,870 common shares outstanding.

FINANCIAL INSTRUMENTS
Foreign Currency Exchange Risk Management
-----------------------------------------
CP Ships' revenue is denominated primarily in US$, but it is exposed to foreign currency exchange risk through local operating costs. The most significant are the Euro, Canadian $, Mexican Peso, and GB Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.

During third quarter, about 73% of the Euro, 86% of the Canadian $, and 46% of the GB Pound exposures were hedged with a negligible impact, compared to a $5 million gain in the same period last year.

For first nine months 2004, about 69% of the Euro, 76% of the Canadian $, and 32% of the GB Pound exposures were hedged resulting in a loss of $3 million compared to a $13 million gain in the same period 2003.

At the end of the third quarter, hedges were in place such that approximately 68% of the Euro, 86% of the Canadian $ and 46% of the GB Pound anticipated exposures for the remainder of 2004 are hedged using a combination of forward contracts and put and call options. In addition, approximately 25% of the anticipated exposure for each of these currencies has been hedged for the first quarter 2005.

The hedges for the Canadian $, Euro and GB Pound in place at 30th September 2004 have the following ranges to the US $:

                                                Hedge Range
1 US$ buys                   Remainder of 2004                  2005
------------------------------------------------------------------------------
Canadian $                      1.29 - 1.39                 1.28 - 1.38
Euro                            0.81 - 0.83                 0.80 - 0.85
GB Pound                        0.56 - 0.58                 0.56 - 0.58

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.

Interest Rate Risk Management
-----------------------------
At 30th September 2004, taking account of fixed to floating rate swaps on the ten-year senior notes, $315 million or 59% of debt was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.76%. The remaining borrowings were fixed at an average rate of 4.75%.



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

During the third quarter, the previous fixed to floating interest rate swaps on the senior notes were closed out as they did not qualify for hedge accounting, crystallizing a net gain of $4 million in the quarter. These swaps were replaced with a new swap which qualifies for hedge accounting treatment under Canadian GAAP. The new swap runs to 15th July 2012 and provides an interest rate of US$ LIBOR + 5.77%, set semi-annually in arrears.

Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $2 million.

Fuel Price Risk Management
--------------------------
During third quarter 400,000 tonnes of bunker fuel were consumed at an average price of $177 per tonne compared to 402,000 tonnes at $164 per tonne in same period 2003. For the first nine months 1.16 million tonnes were consumed at an average price of $169 per tonne compared to 1.2 million tonnes at $164 per tonne in 2003.

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. During third quarter 2004, a hedge gain of $1 million was made due to spot prices being higher than contract prices under the hedging arrangements, compared to nil in the same period 2003. For the first nine months of both 2004 and 2003, the impact of the hedges was nil.

At 30th September 2004, approximately 10% of anticipated bunker fuel purchases to the rest of 2004 was hedged against the Rotterdam 3.5% Barges Index for the rest of 2004, at a price of $137 per tonne, before delivery costs, and we have hedged a further 10% of anticipated bunker fuel purchases against the Rotterdam 3.5% Barges Index for the rest of 2004 with call options limiting the price to $162 per tonne for 5% of purchases and $170 per tonne for the remaining 5%, before delivery costs.

Subsequent to the quarter end, we increased cover for the fourth quarter 2004 by approximately 10% at a price of $162 and covered 10% of our 2005 anticipated bunker fuel purchases at $163 per tonne. Both hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

The estimated impact on annual operating income based on 2003 fuel purchases before hedging of a 5% movement in CP Ships third quarter 2004 average bunker fuel price would be $14 million, although up to 50% of any price increase is estimated to be recovered through fuel surcharges with a delay of two to three months.

OFF-BALANCE SHEET ARRANGEMENTS
No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies are discussed in the Management's Discussion and Analysis included in our 2003 annual report. The preparation of our consolidated financial statements in accordance with Canadian GAAP requires



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judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as for inland transport and empty container positioning have to be estimated for each period and is included in the period end balance sheet as accruals. Actual results may differ from these estimates.

CHANGE IN ACCOUNTING POLICIES
Stock-based Compensation (note 2(a) and 9 of the interim consolidated financial statements) Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation granted to employees and directors was not recognized as an expense in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change as of 1st January 2004 of $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior year financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

Hedging Relationships (note 2(b) of the interim consolidated financial statements) CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting which apply to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The company regularly assesses its controls and procedures, and has focused particularly on these in light of the recent restatement of financial results. For a further description of the restatement, refer to note 2 of the restated consolidated financial statements for the year ended 31st December 2003 and to note 3 of the interim consolidated financial statements as at 30th September 2004.



                                    11/34

As previously reported, the company had, consistent with management's ongoing efforts to improve disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its business operations with effect from 1st January 2004. In addition, management has taken a number of further steps to improve controls in accounting and business processes. For example, procedures and controls over the cost estimation process and monitoring controls over period end accrual balances have been improved to ensure that changes in shipping activities and cost data are reflected on a timely more basis. Improvements have also been made to ensure that intercompany and other balance sheet accounts are reconciled on a more timely basis.

The company has also established a senior level task force, reporting to CFO Ian Webber, to continue to review financial controls and related business processes and to implement additional improvements. Made up of senior executives from finance, information systems, business process, commercial and operations, the task force has implemented an improved organizational structure for the company's finance team, and has also overseen the addition of new employees to that team at both senior and junior levels. The task force coordinates its efforts with the company's separate Sarbanes-Oxley Act compliance team.

Management has evaluated the company's disclosure controls and procedures as of the end of the third quarter and has concluded that such disclosure controls and procedures are effective. Except as set forth above, there has been no change in internal controls during the third quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

DIVIDEND
The Board of Directors has declared a dividend for the third quarter 2004 of $0.04 per common share, payable on 10th December 2004 to shareholders of record on 25th November 2004.

ADDITIONAL INFORMATION
Additional information may be found on SEDAR at www.sedar.com or on the CP Ships corporate website, www.cpships.com.



                                    12/34

FORWARD-LOOKING STATEMENTS
Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.



                                    13/34

QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                               Q3       Q2       Q1          Q4        Q3        Q2          Q1         Q4          Q3
 US$ millions except volume            2004     2004     2004(1)     2003(1)   2003(1)   2003(1)     2003(1)    2002(1)     2002(1)
-----------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
   TransAtlantic                        306      305       294        301       287       305         270        284         277
   Australasia                           72       73        74         78        79        73          74         87          84
   Latin America                         63       61        58         63        63        60          53         55          48
   Asia                                 131      126       126        119       114       111         109        113         106
   Other                                  6        5        10          8        11         9           8         11           9
                                    -----------------------------------------------------------------------------------------------
                                        578      570       562        569       554       558         514        550         524
-----------------------------------------------------------------------------------------------------------------------------------

 Revenue
   TransAtlantic                        449      441       406        428       400       401         344        371         349
   Australasia                          150      146       132        136       133       129         117        143         132
   Latin America                        107       89        79         80        78        75          64         71          63
   Asia                                 224      192       170        167       172       158         138        145         137
   Other                                 36       35        27         27        33        28          22         24          23
                                    -----------------------------------------------------------------------------------------------
                                        966      903       814        838       816       791         685        754         704
                                    -----------------------------------------------------------------------------------------------

                                    -----------------------------------------------------------------------------------------------
 As originally reported                                    815        841       817       792         686        754         704
-----------------------------------------------------------------------------------------------------------------------------------

 Expenses
   TransAtlantic                        444      433       408        397       387       381         343        351         333
   Australasia                          143      140       122        131       126       123         111        130         121
   Latin America                         95       84        78         76        74        72          64         69          58
   Asia                                 213      192       171        175       164       156         152        151         142
   Other                                 30       28        24         23        27        25          21         21          18
                                    -----------------------------------------------------------------------------------------------
                                        925      877       803        802       778       757         691        722         672
                                    -----------------------------------------------------------------------------------------------

                                    -----------------------------------------------------------------------------------------------
 As originally reported                                    799       792       773        752         688        720         670
-----------------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(2)
   TransAtlantic                          5        8        (2)        31        13        20           1          20          16
   Australasia                            7        6        10          5         7         6           6          13          11
   Latin America                         12        5         1          4         4         3           0           2           5
   Asia                                  11        0        (1)        (8)        8         2         (14)         (6)         (5)
   Other                                  6        7         3          4         6         3           1           3           5
                                    -----------------------------------------------------------------------------------------------
                                         41       26        11         36        38        34          (6)         32          32
                                    -----------------------------------------------------------------------------------------------

                                    -----------------------------------------------------------------------------------------------
 As originally reported                                     16         49        44        40          (2)         34          34
-----------------------------------------------------------------------------------------------------------------------------------

 Analysis of expenses
   Container shipping operations        789      733       667        668       630       621         568         598         560
   General and administrative           101      108       110        107       113       108          96         101          89
   Depreciation and amortization         31       29        32         33        29        29          28          30          23
   Other                                  4        7        (6)        (6)        6        (1)         (1)         (7)          0
                                    -----------------------------------------------------------------------------------------------
                                        925      877       803        802       778       757         691         722         672
-----------------------------------------------------------------------------------------------------------------------------------

(1) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(2) Before exceptional items, which are a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.



                                    14/34

OPERATING DATA

Unaudited

 EBITDA                                  Q3       Q2        Q1         Q4          Q3        Q2        Q1         Q4          Q3
 US$ millions                          2004     2004      2004(3)    2003(3)     2003(3)   2003(3)   2003(3)    2002(3)     2002(3)
-----------------------------------------------------------------------------------------------------------------------------------
                                         72       55        43         69          67        63        22         62          55
-----------------------------------------------------------------------------------------------------------------------------------


 Free cash flow
 US$ millions
-----------------------------------------------------------------------------------------------------------------------------------
                                         95       20        15        123          25         1      (102)      (168)        (94)
-----------------------------------------------------------------------------------------------------------------------------------


 Quarterly freight rate changes
 Percentage change(4)
-----------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                            0        1        (3)         3           5         5        (1)         6          (1)
 Australasia                             (1)       0         6          6           2         3         3          2           2
 Latin America                           10       11         0          3          (6)        1        (3)        (4)         (1)
 Asia                                    13       10        (5)        (8)          7         9        (5)         0          10

-----------------------------------------------------------------------------------------------------------------------------------
                                          6        4        (2)        (1)          7         5        (2)         1           3
-----------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals
 US$ millions
-----------------------------------------------------------------------------------------------------------------------------------

 Ships                                   59       51        49         49          44        44        40         57          52
 Containers                              40       36        38         37          39        39        38         36          34
 Other                                    8        9         8          7          10         8         7          9           6

-----------------------------------------------------------------------------------------------------------------------------------
Total percentage change                 107       96        95         93          93        91        85        102          92
-----------------------------------------------------------------------------------------------------------------------------------


Earnings Coverage                        Q3       Q2        Q1
Ratio(F)                               2004     2004      2004
-----------------------------------------------------------------

                                        3.0      3.0       3.1
-----------------------------------------------------------------


Ships
Number of ships employed at 30th September 2004                                    81
-------------------------------------------------------------------------------------------


Containers
Fleet in teu at 30th September 2004                                           457,000
-------------------------------------------------------------------------------------------

(3) Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(4) Percentage increase/(decrease) compared with previous quarter. Asia-Europe is excluded from Q2 2003.



                                    15/34

INTERIM CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                    Three months                      Nine months
US$ millions except per share amounts                                      to 30th September                to 30th September
                                                                         2004            2003             2004            2003
                                                                                     Restated(5)                      Restated(5)
-----------------------------------------------------------------------------------------------------------------------------------
Revenue
  Container shipping operations                                           966             816            2,683            2,292

Expenses
  Container shipping operations                                           789             630            2,189            1,819
  General and administrative                                              101             113              319              317
  Depreciation and amortization of intangible assets                       31              29               92               86
  Currency exchange loss                                                    4               4                5                2
  Diminution in value of property, plant and equipment                      -               2                -                2

                                                                     --------------------------------------------------------------
                                                                          925             778            2,605            2,226

Operating income before exceptional items                                  41              38               78               66
  Exceptional items (note 5)                                                -               -                -              (10)

                                                                     --------------------------------------------------------------

Operating income                                                           41              38               78               56

  Interest expense, net (note 7)                                           (7)            (10)             (35)             (27)
  Current income tax expense                                               (2)             (1)              (6)              (4)
  Future income tax expense                                                (1)              -                -                -

                                                                     --------------------------------------------------------------
Net income available to common shareholders                              $ 31            $ 27             $ 37             $ 25
                                                                     --------------------------------------------------------------

Average number of common shares outstanding (millions) (note 11)         90.0            89.9             90.0             89.8

Earnings per common share - basic (note 11)                            $ 0.34          $ 0.30           $ 0.41           $ 0.28

Earnings per common share - diluted (note 11)                          $ 0.33          $ 0.29           $ 0.40           $ 0.27



INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                    Three months                      Nine months
US$ millions                                                               to 30th September                to 30th September
                                                                         2004            2003             2004            2003
                                                                                     Restated(5)                      Restated(5)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period - Restated(5)                                577             531              579              540
Transitional amount for stock-based compensation (note 2(a))                -               -               (1)               -

                                                                     --------------------------------------------------------------
Adjusted opening balance                                                  577             531              578              540

Net income available to common shareholders                                31              27               37               25
                                                                     --------------------------------------------------------------
                                                                          608             558              615              565

Dividends on common shares                                                 (4)             (4)             (11)             (11)

                                                                     --------------------------------------------------------------
Balance, 30th September                                                  $ 604           $ 554            $ 604            $ 554
                                                                     --------------------------------------------------------------

(5) Restated - see note 3

See accompanying notes to the interim consolidated financial statements



                                                               16/34

INTERIM CONSOLIDATED BALANCE SHEETS

                                                                          30th September            31st December
US$ millions                                                                   2004                      2003
                                                                            Unaudited                  Restated(6)
---------------------------------------------------------------------------------------------------------------------
Assets

Current assets
  Cash and cash equivalents                                                        91                         75
  Accounts receivable                                                             448                        463
  Prepaid expenses                                                                 53                         44
  Inventory                                                                        26                         24
                                                                         --------------------------------------------
                                                                                  618                        606

Property, plant and equipment at cost                                           1,722                      1,706
Accumulated depreciation                                                         (545)                      (471)
                                                                         --------------------------------------------
                                                                                1,177                      1,235


Deferred charges                                                                   44                         32
Goodwill and other intangible assets                                              619                        607
Future income tax assets                                                            5                          4
Other assets                                                                       17                         16

                                                                         --------------------------------------------
                                                                              $ 2,480                    $ 2,500
                                                                         --------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
  Accounts payable and accrued liabilities                                        597                        564
  Long-term debt due within one year (note 8)                                      17                         19
                                                                         --------------------------------------------
                                                                                  614                        583

Long-term liabilities
  Long-term debt due after one year (note 8)                                      520                        632
  Future income tax liabilities                                                     8                          7
                                                                         --------------------------------------------
                                                                                  528                        639

Shareholders' equity
  Common share capital                                                            687                        686
  Other equity (note 8)                                                            29                         -
  Contributed surplus                                                              14                         7
  Retained earnings                                                               604                        579
  Cumulative foreign currency translation adjustments                               4                          6
                                                                         --------------------------------------------
                                                                                1,338                      1,278

                                                                         --------------------------------------------
                                                                              $ 2,480                    $ 2,500
                                                                         --------------------------------------------


(6) Restated - see note 3

See accompanying notes to the interim consolidated financial statements



                                                               17/34

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited                                                                       Three months                  Nine months
US$ millions                                                                  to 30th September            to 30th September
                                                                               2004          2003           2004           2003
                                                                                       Restated(7)                   Restated(7)
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities
    Net income                                                                   31           27              37             25
    Depreciation and amortization of intangible assets                           31           29              92             86
    Exceptional items                                                             -            -               -             10
    Future income tax benefit                                                     1            -               -              -
    Amortization and write-off of deferred charges                                3            3              13             10
    Diminution in value of property, plant and equipment                          -            2               -              2
    Stock-based compensation                                                      1            2               6              5
    Accretion of convertible notes                                                2            -               3              -
    Other                                                                         2           (3)             (3)             -
                                                                         ----------------------------------------------------------
                                                                                 71           60             148            138

    Decrease/(increase) in non-cash working capital (note 10)                    46            8              23            (61)

                                                                         ----------------------------------------------------------
    Cash inflow from operations before exceptional item related                 117           68             171             77
       payments

    Exceptional item related payments                                            (1)          (3)             (2)            (7)

                                                                         ----------------------------------------------------------
Cash inflow from operations                                                     116           65             169             70

Financing activities
    Increase in share capital                                                     -            1               1              1
    Convertible notes issued                                                      -            -             200              -
    Increase in long-term debt                                                    -           30              75            104
    Repayment of long-term debt                                                 (55)         (68)           (364)           (91)
    Increase in deferred financing costs                                          1            -              (9)            (1)
    Financing costs allocated to other equity                                     -            -              (1)             -
    Reimbursement of ship stage payments                                          -           21               -             43
    Common share dividends paid                                                  (4)          (4)            (11)           (11)
                                                                         ----------------------------------------------------------
    Cash (outflow)/inflow from financing activities                             (58)         (20)           (109)            45

Investing activities
    Additions to property, plant and equipment                                   (7)         (38)            (25)          (145)
    Increase in deferred dry-dock costs                                         (14)          (2)            (16)            (3)
    Acquisition of businesses                                                     -            -              (5)             -
    Decrease in other assets                                                      -            -               1              -
    Proceeds from disposal of property, plant and equipment                       -            -               1              2
                                                                         ----------------------------------------------------------
    Cash outflow from investing activities                                      (21)         (40)            (44)          (146)

Cash position(8)
    Increase/(decrease) in cash and cash equivalents                             37            5              16            (31)
    Cash and cash equivalents at beginning of period                             54           74              75            110

                                                                         ----------------------------------------------------------
    Cash and cash equivalents at end of period                                 $ 91         $ 79            $ 91           $ 79
                                                                         ----------------------------------------------------------


(7) Restated - see note 3

(8) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements





                                    18/34

SEGMENT INFORMATION

Unaudited                                                                Three months                  Nine months
US$ millions                                                          to 30th September             to 30th September
                                                                        2004           2003           2004          2003
                                                                                    Restated(9)                   Restated(9)
----------------------------------------------------------------------------------------------------------------------------
Revenue
    TransAtlantic                                                        449            400          1,296         1,145
    Australasia                                                          150            133            428           379
    Latin America                                                        107             78            275           217
    Asia                                                                 224            172            586           468
    Other                                                                 36             33             98            83

                                                                 -----------------------------------------------------------
                                                                       $ 966          $ 816        $ 2,683       $ 2,292
                                                                 -----------------------------------------------------------

Expenses
    TransAtlantic                                                        444            387          1,285         1,111
    Australasia                                                          143            126            405           360
    Latin America                                                         95             74            257           210
    Asia                                                                 213            164            576           472
    Other                                                                 30             27             82            73

                                                                 -----------------------------------------------------------
                                                                       $ 925          $ 778        $ 2,605       $ 2,226
                                                                 -----------------------------------------------------------

Operating income/(loss)(10)
    TransAtlantic                                                          5             13             11            34
    Australasia                                                            7              7             23            19
    Latin America                                                         12              4             18             7
    Asia                                                                  11              8             10            (4)
    Other                                                                  6              6             16            10

                                                                 -----------------------------------------------------------
                                                                        $ 41           $ 38           $ 78          $ 66
                                                                 -----------------------------------------------------------


(9)  Restated - see note 3

(10) Before exceptional items - see note 5



                                    19/34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited
US$ millions

1.  Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

2.  Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million was deferred. During the three months ended 30th September 2004, these interest rate swaps were closed out and the deferred $0.3 million was charged to the consolidated statement of income.



                                    20/34

Unaudited
US$ millions

3.  Restatements

In May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1 million was identified, and it was determined that $7 million related to 2002.

Additional adjustments to previously reported results were subsequently identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 were restated.

In the tables below the amounts as previously reported for the three months ended 31st March 2003 are referring to the amounts as originally reported on 23rd April 2003, for the three months ended 30th June 2003 are referring to the amounts as originally reported on 31st July 2003 and for the three and nine months ended 30th September 2003 are referring to the amounts as originally reported on 29th October 2003.

(a) Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the three months ended 31st March 2003, 30th June 2003, 30th September 2003, 31st March 2004 and for the nine months ended 30th September 2003 is as follows:


                                                                               3 months ended    9 months ended
                                           3 months ended    3 months ended    30th September    30th September   3 Months ended
US$ millions                              31st March 2003    30th June 2003         2003              2003        31st March 2004
----------------------------------------------------------------------------------------------------------------------------------
Net (loss)/income - as
previously reported                             (21)               29                33                41                8

Adjustments:
------------
Revenue
Container shipping operations (i)               (1)               (1)               (1)               (3)               (1)

Expenses
Container shipping operations (ii)              (3)               (5)               (5)               (13)              (4)
                                          ----------------------------------------------------------------------------------------

Total adjustments                               (4)               (6)               (6)               (16)              (5)
                                          ----------------------------------------------------------------------------------------

Net (loss)/income - as restated                 (25)               23                27                25                3
                                          ----------------------------------------------------------------------------------------


     (i) Adjustment required to eliminate revenue-related balances that should not have been recorded. These include adjustments to eliminate inter-company items previously not eliminated on consolidation and included within accounts receivable and other miscellaneous revenue-related balances which should not have been recognized as revenues and accounts receivable.

     (ii) Adjustment to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.



                                    21/34

Unaudited
US$ millions

3.  Restatements (continued)

(b) Impact of restatement on consolidated statements of retained earnings




US$ millions                                 31st March        30th June        30th September    31st December      31st March
                                                2003             2003                2003              2003            2004
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings - as previously
reported                                        522               548               577               615              610*

Adjustments                                    (11)**             (17)              (23)              (36)             (33)*
                                          ----------------------------------------------------------------------------------------
Retained earnings - as restated                 511               531               554               579               577
                                          ----------------------------------------------------------------------------------------

As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

* The cumulative effect of all restatements to prior periods is $41 million. $8 million was reported as a restatement on 11th May 2004 and is already included in the retained earnings as reported at 31st March 2004. Consequently the net adjustment to retained earnings at 31st March 2004 is $33 million.

** Of the $11 million adjustment as at 31st March 2003, $7 million relates to 2002.

(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st March 2003, 30th June 2003 and 30th September 2003 and for the nine months ended 30th September 2003 and the three months ended 31st March 2004 is as follows:

First Quarter 2003
------------------


                                  Trans                           Latin
US$ millions                    Atlantic      Australasia        America         Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------
Operating income/(loss) -
as previously reported              4              6               -            (13)             1             (2)

Restatement                        (3)             -               -             (1)             -             (4)
                              ------------------------------------------------------------------------------------------

Operating income/(loss) -
as restated                         1              6               -            (14)             1             (6)
                              ------------------------------------------------------------------------------------------


Second Quarter 2003
-------------------

                                  Trans                           Latin
US$ millions                    Atlantic      Australasia        America         Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------
Operating income - as
previously reported                23              7               4              3              3             40

Restatement                        (3)            (1)             (1)            (1)             -             (6)
                              ------------------------------------------------------------------------------------------

Operating income - as
restated                           20              6               3              2              3             34
                              ------------------------------------------------------------------------------------------



                                    22/34

Unaudited
US$ millions

3.  Restatements (continued)

Third Quarter 2003
------------------



                                  Trans                           Latin
US$ millions                    Atlantic      Australasia        America         Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------
Operating income - as
previously reported                18              7               5              8              6             44

Restatement                        (5)             -              (1)             -              -             (6)
                              ------------------------------------------------------------------------------------------

Operating income - as
restated                           13              7               4              8              6             38
                              ------------------------------------------------------------------------------------------


Nine months ended 30th September 2003
-------------------------------------

                                  Trans                           Latin
US$ millions                    Atlantic      Australasia        America         Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------
Operating income/(loss) -
as previously reported             45              20              9             (2)            10             82

Restatement                       (11)            (1)             (2)            (2)             -            (16)
                              ------------------------------------------------------------------------------------------
Operating income/(loss) -
as restated                        34              19              7             (4)            10             66
                              ------------------------------------------------------------------------------------------


First Quarter 2004
------------------

                                  Trans                           Latin
US$ millions                    Atlantic      Australasia        America         Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------
Operating income - as
previously reported                 1              10              2              -              3             16

Restatement                        (3)             -              (1)            (1)             -             (5)
                              ------------------------------------------------------------------------------------------

Operating (loss)/income -
as restated                        (2)             10              1             (1)             3             11
                              ------------------------------------------------------------------------------------------


4.  Business Acquisition

In second quarter 2004, CP Ships acquired all the outstanding shares of ROE Logistics for $13 million. On a preliminary basis, the estimated fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being goodwill and other intangible assets. Other intangible assets of $3 million include customer based intangible assets of $2 million. Cash consideration of $5 million has been paid. The balance is payable in three annual instalments to 2006, depending on the achievement of financial targets.



                                    23/34

Unaudited
US$ millions

5.  Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 30th September 2004, $2 million remained to be spent for redundant office leases to 2008.

6.  Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $8 million had been utilized as at 30th September 2004.

7.  Interest Expense (net)


                                                                       Three months                Nine months
                                                                     to 30th September          to 30th September
US$ millions                                                           2004          2003         2004          2003
-----------------------------------------------------------------------------------------------------------------------
 Interest income                                                       (1)           (1)          (1)           (1)
                                                                 ------------------------------------------------------
 Interest expense:
    Bank loans                                                          1             3            4             9
    4% convertible senior subordinated notes                            3             -            8             -
    10 3/8% senior notes due 2012                                       5             5           16            16
    Other                                                               3             3            6             5
                                                                 ------------------------------------------------------
 Total interest expense                                                12            11           34            30
                                                                 ------------------------------------------------------

 Financial instruments                                                 (5)           (2)          (4)           (5)
 Amortization and write-off of deferred financing costs                 1             2            6             3

                                                                 ------------------------------------------------------
 Interest expense (net)                                               $ 7          $ 10         $ 35          $ 27
                                                                 ------------------------------------------------------

Other interest expense results from various capital leases for ships and IT equipment.

Interest expense relating to financial instruments includes a $1 million benefit for the three months ended 30th September 2004 (2003: $2 million) and a $4 million benefit for the nine months ended 30th September 2004 (2003: $5 million) for accrued interest received as a result of swapping the fixed 10.375% senior notes to a floating interest of US$ LIBOR+6.19%. In addition, the interest expense relating to financial instruments includes fair value adjustments for financial instruments not qualifying for hedge accounting under AcG-13. During the three months ended 30th September 2004, interest rate swaps not qualifying for hedge accounting under AcG-13 (see note 2(b)) were closed out and replaced with other financial instruments that qualified for hedge accounting. For the three months ended 30th September 2004, a fair value adjustment of $4 million was required on closing out these interest rate swaps.

During the three months ended 31st March 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect to revolving credit facilities terminated in that period.




                                    24/34

Unaudited
US$ millions

8.  Long-Term Debt



                                                                           30th September         31st December
US$ millions                                                                      2004                    2003
------------------------------------------------------------------------------------------------------------------
Bank loans                                                                     -                    275
4% convertible senior subordinated notes                                     173                      -
10 3/8% senior notes due 2012                                                196                    196
Long-term loans                                                               32                     37
                                                                       ---------------------- --------------------
                                                                             401                    508

Capital leases                                                               136                    143
                                                                       ---------------------- --------------------
                                                                             537                    651

Amounts due within one year                                                  (17)                   (19)
                                                                       ---------------------- --------------------

Amounts due after one year                                                 $ 520                  $ 632
                                                                       ---------------------- --------------------

Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, nil was drawn at 30th September 2004 and $525 million was available to be drawn subject to covenants. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 30th September the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or
ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where the company has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

At 30th September 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. CP Ships expects to remain in compliance throughout 2004 based on current projections.



                                    25/34

Unaudited
US$ millions

8.  Long-Term Debt (continued)

Following the announcement of the restatement of the financial results for 2002, 2003 and the first quarter 2004 on 9th August 2004, both Standard and Poor's and Moody's Investor Services elected to review their credit ratings. Standard and Poor's completed its review during the quarter, confirmed the corporate rating as BBB- but changed outlook from "stable" to "negative". Moody's completed their review after the quarter end and confirmed its senior implied rating as Ba2, but changed outlook from "positive" to "stable". The 10.375% senior notes are rated BB+ by Standard and Poor's and Ba3 by Moody's and the convertible notes BB+ and B1 respectively.

In the event that the corporate rating from Standard and Poor's was to decrease to BB a default, unless remedied, including by prepayment of the facility, would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility.

9.  Stock-Based Compensation

During 2004, employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance criteria. No stock options have been granted in 2004. In addition, directors were granted 20,000 deferred stock units and 35,000 restricted shares in 2004.

During 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004, and these stock options were then exercised. In addition 166,000 stock options and 36,889 restricted shares were cancelled.

During the three months ended 30th September 2004 it was determined that the company would not achieve the performance necessary for 866,322 stock options to vest in December 2006, and as a result $2 million previously included as stock based compensation expense during 2003 and 2004 was written back to the consolidated statements of income, of which $1 million was recorded in 2004 opening retained earnings.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. The company has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 (see note 2(a) for impact of revised stock-based compensation accounting policy), and must disclose the impact on net income available to common shareholders and earnings per common share as if the fair value method of accounting for stock-based compensation had been applied in the comparative period. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three and nine months ended 30th September 2003 with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                              5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates for the three and nine months ended 30th September 2003, the company's net income available to common shareholders or earnings per common share would have been as follows:



                                    26/34

Unaudited
US$ millions

9.  Stock-Based Compensation  (continued)


                                                                      Three months                 Nine months
                                                                    to 30th September           to 30th September
                                                                     2004          2003           2004         2003
US$ millions except per share amounts                                           Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
    As reported                                                      $ 31          $ 27           $ 37         $ 25
    Add: Stock-based compensation from stock options
    included in reported net income                                     -             -              -            -
    Subtract: Stock-based compensation from stock options
    determined under the fair value based method.
                                                                        -             -              -            1
                                                               --------------------------------------------------------
    Pro forma                                                        $ 31          $ 27           $ 37         $ 24
                                                               --------------------------------------------------------

Earnings per common share - basic
    As reported                                                    $ 0.34        $ 0.30         $ 0.41       $ 0.28
    Pro forma                                                      $ 0.34        $ 0.30         $ 0.41       $ 0.27

Earnings per common share - diluted
    As reported                                                    $ 0.33        $ 0.29         $ 0.40       $ 0.27
    Pro forma                                                      $ 0.33        $ 0.29         $ 0.40       $ 0.26
                                                               --------------------------------------------------------

Stock-based compensation expense of $nil was recognized for the three months ended 30th September 2004 and $5 million for the nine months ended 30th September 2004 ($2 million for the three months ended 30th September 2003 and $6 million for the nine months ended 30th September 2003 relating only to restricted share awards).

10. Supplemental Cash Flow Information

(a) Changes in non-cash working capital


                                                                      Three months                 Nine months
                                                                    to 30th September           to 30th September
                                                                     2004          2003           2004         2003
US$ millions                                                                    Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------
Decrease/(increase) in current assets:

    Accounts receivable                                                 4            59             15           55
    Prepaid expenses                                                    7            (4)            (9)         (11)
    Inventory                                                          (2)            -             (2)          (2)

Increase/(decrease) in current liabilities:

    Accounts payable and accrued liabilities                           44           (50)            33         (100)

 Other changes in non-cash working capital
    Accrued liability for acquisition of business                       -             -             (8)           -
    Accrued liability for property, plant and equipment                (8)            -             (8)           -
    Exceptional items                                                   -             -              -          (10)
    Exceptional item related payments                                   1             3              2            7

                                                               --------------------------------------------------------
                                                                     $ 46           $ 8           $ 23        $ (61)
                                                               --------------------------------------------------------





                                    27/34

Unaudited
US$ millions

10. Supplemental Cash Flow Information (continued)

(b) Non-cash transactions excluded from the consolidated statements of cash flow


                                                                      Three months                 Nine months
                                                                    to 30th September           to 30th September
                                                                     2004          2003           2004         2003
US$ millions                                                                     Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------
Capital lease obligations included in long-term debt                    -            56              -          111
                                                               --------------------------------------------------------


11. Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:


                                                                       Three months                Nine months
                                                                     to 30th September          to 30th September
millions of shares                                                     2004          2003         2004          2003
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in
 calculating basic earnings per share                                  90.0          89.9         90.0          89.8
                                                                 ------------------------------------------------------

Effect of dilutive securities - stock options                           0.7           1.3          0.9           1.0
                              - unvested restricted shares              1.9           1.7          1.9           1.7
                                                                 ------------------------------------------------------

Weighted average number of common shares used in
 calculating diluted earnings per share                                92.6          92.9         92.8          92.5
                                                                 ------------------------------------------------------

For the three and nine months ended 30th September 2004, the convertible notes, which were convertible into 7.9 million common shares under certain conditions, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods.

12.   Pensions

The total benefit cost for the 3 months ended 30th September 2004 is $2 million (2003: $2 million) and for the nine months ended 30th September 2004 is $7 million (2003: $6 million).

13.   Contingent Liabilities

CP Ships is aware that certain security holder class action lawsuits have been filed against the company in the USA and Canada. The actions are in respect to the company's restatements of previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.



                                    28/34

Unaudited
US$ millions

14. Subsequent Events

Subsequent to 30th September 2004, CP Ships arranged capital leases for 3,000 new 40-ft temperature controlled containers to be delivered to first quarter 2005 for a cost of $46 million. The capital leases bear interest at 3-month US$ LIBOR+1.25% and have a term of eight years.



                                    29/34

Unaudited
US$ millions

15. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a) Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:


Unaudited                                                           Three months                Nine months
US$ millions except per share amounts                            to 30th September           to 30th September
                                                                 2004          2003          2004          2003
                                                                             Restated                    Restated
--------------------------------------------------------------------------------------------------------------------
Net income - Canadian GAAP                                           31             27            37            25
US GAAP adjustments:
   Embedded derivatives                                              (3)             2             5             1
   Interest rate swaps                                               (3)            (3)           (3)            2
   Foreign currency contracts                                         1             (6)            -             7
   Bunker fuel price contracts                                       (1)             -             -             -
   Stock-based compensation                                           1             (3)            2            (4)
   Ships                                                              -              -             1             1
   Capitalized interest                                               -             (1)            -            (1)
   Restructuring costs                                                -             (1)           (1)            3
   Compensation expense - Rabbi Trust                                 1             (1)            1            (2)
   Interest expense - convertible notes                               1              -             3             -
   Tax effect of US GAAP adjustments                                  -              -             -             -

                                                             -------------------------------------------------------
Net income - US GAAP                                                 28             14            45            32

Other comprehensive income

   Foreign currency translation adjustments                           4             (5)           (2)            3

Comprehensive income - US GAAP                                      $32             $9           $43           $35
                                                             -------------------------------------------------------

Earnings per common share - basic ($ per share)
   Canadian GAAP                                                  $0.34          $0.30         $0.41         $0.28
   US GAAP                                                        $0.31          $0.16         $0.50         $0.36
Average number of common shares outstanding -basic
 (millions)

   Canadian GAAP                                                   90.0           89.9          90.0          89.8
   US GAAP                                                         89.9           89.6          89.8          89.6

Earnings per common share - diluted ($ per share)
   Canadian GAAP                                                  $0.33          $0.29         $0.40         $0.27
   US GAAP                                                        $0.30          $0.15         $0.48         $0.35
Average number of common shares outstanding - diluted
 (millions)

   Canadian GAAP                                                   92.6           92.9          92.8          92.5
   US GAAP                                                         92.6           92.7          92.8          92.3




                                    30/34

Unaudited
US$ millions

15. Differences between Accounting Principles Generally Accepted in Canada and the United States (continued)

(a) Consolidated Statements of Income and Shareholders' Equity (continued)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:


Unaudited                                                                       30th September     31st December
US$ millions                                                                              2004                 2003
                                                                                                           Restated
--------------------------------------------------------------------------------------------------------------------
Equity - Canadian GAAP                                                                   1,338                1,278
  US GAAP adjustments:
   Embedded derivatives                                                                    (4)                  (9)
   Interest rate swaps                                                                       -                    3
   Foreign currency contracts                                                                1                    1
   Bunker fuel price contracts                                                               1                    1
   Acquisition-related costs                                                              (44)                 (44)
   Pension costs                                                                          (12)                 (12)
   Stock-based compensation                                                                (1)                  (3)
   Ships                                                                                  (21)                 (22)
   Capitalized interest                                                                      4                    4
   Restructuring costs                                                                       2                    3
   Compensation expense - Rabbi Trust                                                        -                  (1)
   Treasury stock - Rabbi Trust                                                            (2)                  (2)
   Interest expense - convertible notes                                                      3                    -
   Other equity - convertible notes                                                       (29)                    -
   Tax effect of US GAAP adjustments                                                         -                    -

                                                                         -------------------------------------------
 Equity - US GAAP                                                                       $1,236               $1,197
                                                                         -------------------------------------------

(b) Summary of Differences

The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2003. Differences applicable for the first time in 2004 are described below.

(i) Interest expense and other equity - convertible notes

Under Canadian GAAP, the contractual obligation to pay principal and interest under the convertible notes is discounted at the estimated market rate of interest for a nonconvertible obligation having comparable terms over a five year period and the resulting present value is classified as long-term debt (see note 8) with the difference between the principal amount of the obligation and the amount classified as long-term debt being recorded as shareholders' equity. The principal amount of the convertible notes will accrete to the face value over five years. Interest expense is then computed using the market rate of interest for a non-convertible obligation having comparable terms.

(c) Recent US Accounting Pronouncements

In September 2004 the FASB's Emerging Issues Task Force finalized EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". Under current interpretations of FAS 128, "Earnings per Share", issuers of contingently convertible debt exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF Issue No. 04-08 would require the dilutive effect of shares from contingently convertible debt to be included in the



                                    31/34
diluted earnings per share calculation regardless of whether the contingency has been met. This EITF will be effective beginning fourth quarter 2004.

In October 2004, the FASB reached certain conclusions on FAS 123R, "Share-Based Payment (Revised 2004)" that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprises or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R, which is expected to be issued in December 2004, would eliminate the ability to account for share-based compensation transactions using the intrinsic value as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Currently, the company has elected to use APB Opinion No. 25 for determining stock-based compensation expense. Once approved, FAS 123R is expected to become effective for the third quarter ending 30th September 2005.

                                    -ends-



                                    32/34

DEFINITIONS OF NON-GAAP TERMS

(A)Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (e.g. Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(B)EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.


                                                                                Three months                  Nine months
                                                                              to 30th September            to 30th September
Unaudited                                                                      2004          2003           2004           2003
US$ millions                                                                              Restated                      Restated
-----------------------------------------------------------------------------------------------------------------------------------
Operating income before exceptional items                                        41           38              78             66
Plus:

    Depreciation and amortization of intangible assets                           31           29              92             86

                                                                         ----------------------------------------------------------
EBITDA                                                                         $ 72         $ 67           $ 170          $ 152
                                                                         ----------------------------------------------------------

(C)Free cash flow is cash from operations less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.


                                                                                Three months                  Nine months
                                                                              to 30th September            to 30th September
Unaudited                                                                      2004         2003           2004           2003
US$ millions                                                                              Restated                      Restated
------------------------------------------------------------------------------------------------------------------------------------

Cash inflow from operations                                                     116           65             169             70

Less:

    Investing activities                                                        (21)         (40)            (44)          (146)

                                                                          ----------------------------------------------------------
Cash before financing activities
                                                                                 95           25             125            (76)
Adjustments:

Acquisition of businesses                                                         -            -               5              -

                                                                          ----------------------------------------------------------
Free cash flow                                                                 $ 95         $ 25           $ 130          $ (76)
                                                                          ----------------------------------------------------------

(D)Revenue per teu is total revenue divided by total volume in teu.

(E)Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(F)Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.



                                    33/34

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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